Exhibit 99.1

For immediate release
IMI PROVIDES UPDATE ON PATENTS

Toronto, Ontario (February 24, 2005) - IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) has received notice from the United States Patent and Trademark Office (USPTO) regarding IMI’s petition to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to IMI’s skin tissue cholesterol technology. As previously announced on August 3, 2004, these patents had been listed as abandoned by the USPTO for failure to pay maintenance fees. The failure to pay these maintenance fees appears to have occurred while the files were being transferred between U.S. and Canadian patent agents.

The USPTO identifies specific items that IMI should address and provides a two-month period during which IMI may submit a request for consideration. Until that petition is granted by the USPTO, IMI’s patent petitions will be listed as dismissed.

Specifically, the USPTO has asked for more information regarding the credentials and procedures of IMI’s patent agents and their performance of clerical functions related to the payment of the maintenance fees. “We believe that the USPTO’s items can be addressed and we will be filing our response within the required timeframe,” said Dr. Brent Norton, President and Chief Executive Officer.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contacts:	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com